SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                         (Amendment No. __________ )(1)

                              Hoovers, INC. (HOOV)
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   439321100
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                                 (CUSIP Number)

  Mario Cibelli, c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue,
                          5th Floor, New York, NY 10017
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2002
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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


CUSIP No.439321100


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mario Cibelli

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [_]
                                                            (b) [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     AF, WC, PN

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               7    SOLE VOTING POWER

  NUMBER OF         101,961

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,297,801
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         101,961

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    1,297,801

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,399,762

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.02%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN

CUSIP No.439321100


------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Marathon Partners, L.P.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [_]
                                                           (b) [X]

------------------------------------------------------------------------
3    SEC USE ONLY



------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC, PN

------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

  NUMBER OF         1,295,301

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,295,301

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,295,301

------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                            [_]

------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.34%

------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN


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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.01 par value of Hoovers, INC. (HOOV) that may be deemed to be beneficially owned by Mario Cibelli and Marathon Partners, L.P. (the "Reporting Persons").


CUSIP No.439321100


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Item 1.  Security and Issuer.

The name of the issuer is Hoovers, INC., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 5800 Airport Blvd., Austin, TX 78752. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Mario Cibelli, a United States citizen, whose principal business address is located at c/o Cibelli Capital Management, L.L.C., 52 Vanderbilt Avenue, 5th Floor, New York, NY 10017. Mr. Cibelli is the managing member of Cibelli Capital Management, L.L.C. ("CCM"), a Delaware limited liability company that is an investment management firm which serves as the general partner of Marathon Partners, L.P., a New York limited partnership ("MP"), the other Reporting Person. Mr. Cibelli also serves as portfolio manager to a number of separate managed accounts, including another investment partnership through his role in an affiliate of CCM.

     (d) Neither Mr. Cibelli nor CCM nor MP has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither Mr. Cibelli nor CCM nor MP has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Mr. Cibelli may be deemed to beneficially own 1,399,762 Shares. The Shares are held by MP and the accounts for which Mr. Cibelli serves as portfolio manger (together, the "Clients"). The funds for the purchase of the Shares by the Clients came from the Clients' respective funds. Mr. Cibelli is also the beneficial owner of the Shares held in his personal accounts and in the accounts of his family members as follows: Mario Cibelli C/F G. Cibelli UTMA:
500 Shares; Mario Cibelli C/F S. Cibelli UTMA: 1500 Shares; C. Cibelli IRA: 200 Shares; Mario Cibelli Simple IRA: 1,200 Shares; Mario Cibelli IRA: 1500 Shares. The total cost for the Shares held by Mr. Cibelli is $25,504.

As of the date hereof, MP may be deemed to beneficially own 1,295,301 Shares. These Shares are held by MP in its account and the funds for the purchase of these Shares came from MP's own funds. The total cost for the Shares by MP is $7,101,678.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4.  Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Clients' and the Reporting Persons' behalves. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

However, on December 5, 2002, the Issuer announced that it had agreed to be acquired by D&B for $7.00 per Share in cash. In a letter to the Board of Directors dated December 9, 2002 (attached hereto as Exhibit A), Mr. Cibelli stated that he considered $7.00 per Share in cash for the Issuer to be grossly inadequate and that he would vehemently oppose the transaction as currently structured. The Reporting Persons may make alternative proposals and/or pursue other actions that would result in outcomes that are different from the current transaction being pursued by the Issuer.

In an effort to protect their investment and the investments made on behalf of their Clients, as well as to maximize shareholder value, the Reporting Persons and/or the Reporting Persons on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     Although it has no concrete plans to do so, the Reporting Persons may also engage in and may plan for their engagement in:

     (1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

     (3)  a sale or transfer of a material amount of assets of the Issuer;

     (4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Issuer;

     (6) any other material change in the Issuer's business or corporate structure;

     (7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Mr. Cibelli may be deemed to be the beneficial owner of 1,399,762 Shares, 9.02% of the Shares of the Issuer, based upon the 15,522,091 Shares outstanding as of December 5, 2002, according to the Issuer's most recent Form 8-K.

Mr. Cibelli has the power to vote or direct the vote of 1,399,762 Shares to which this filing relates.

Mr. Cibelli specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Mr. Cibelli and CCM on behalf of the Clients are set forth in Schedule A and were all effected in broker transactions.

The 1,399,762 Shares were acquired for investment purposes. Mr. Cibelli and/or Mr. Cibelli on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Mr. Cibelli may engage in any or all of the items discussed in Item 4 above.

As of the date hereof, MP may be deemed to be the beneficial owner of 1,295,301 Shares, 8.34% of the Shares of the Issuer, based upon the 15,522,091 Shares outstanding as of December 5, 2002, according to the Issuer's most recent Form 8-K.

MP has the power to vote or direct the vote of 1,295,301 Shares to which this filing relates.

MP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by MP are set forth in Schedule A and were all effected in broker transactions.

The 1,295,301 Shares were acquired for investment purposes. MP may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, MP may also engage in any or all of the items discussed in Item 4 above.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

Mr. Cibelli and MP do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit 99-A -- Letter from Mr. Cibelli to the Board of Directors of the Issuer dated December 9, 2002

Exhibit 99-B - September 23, 2002 Interview from Wall Street Transcript.

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

                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                December 9, 2002
                                ----------------
                                     (Date)


                               /s/ Mario Cibelli
                               -----------------
                                   (Signature)

                                  Mario Cibelli

                                  (Name/Title)


                         Marathon Partners, L.P.

                         Cibelli Capital Management, LLC
                                 General Partner

                         By: /s Mario Cibelli
                         --------------------
                          Name: Mario Cibelli
                          Title: Principal

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                   Schedule A
                   Transactions in the Shares -- Mario Cibelli

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


10/10/2002             3,000                         5.15
10/11/2002               500                         5.10
10/15/2002             1,000                         5.17
10/17/2002            (2,500)                        5.13
10/17/2002             2,800                         5.18
10/18/2002            21,200                         5.27
10/28/2002             1,000                         5.35
10/28/2002             1,000                         5.35
10/28/2002             1,000                         5.35
10/28/2002               500                         5.35
11/04/2002               100                         5.12
11/04/2002               400                         5.10
11/04/2002             1,000                         5.06
11/04/2002               200                         5.11
11/04/2002               200                         5.11
11/04/2002             1,000                         5.10
11/07/2002            10,000                         5.15
11/12/2002            10,000                         5.35
11/15/2002            15,000                         5.30
11/18/2002             1,500                         5.32
11/20/2002             3,500                         5.52
11/20/2002             2,500                         5.48
11/21/2002             2,500                         5.555
11/22/2002             2,500                         5.55
12/03/2002             3,800                         5.54
12/04/2002             5,400                         5.38
12/05/2002             3,100                         5.39
12/06/2002            44,000                         6.98
12/06/2002           137,401                         6.97
12/09/2002            59,100                         7.02



              Transactions in the Shares -- MarathonPartners, L.P.

Date of                Number of Shares             Price Per
Transaction            Purchase/(SOLD)              Share


10/10/2002             3,000                         5.15
10/15/2002             1,000                         5.17
10/17/2002             2,800                         5.18
10/18/2002            21,200                         5.27
11/07/2002            10,000                         5.15
11/12/2002            10,000                         5.35
11/15/2002            15,000                         5.30
11/18/2002             1,500                         5.32
11/20/2002             3,500                         5.52
11/22/2002             2,500                         5.55
12/03/2002             3,800                         5.54
12/04/2002             5,400                         5.38
12/05/2002             3,100                         5.39
12/06/2002            44,000                         6.98
12/06/2002           137,401                         6.97
12/09/2002            59,100                         7.02

Exhibit 99 -A: Letter from Mr. Cibelli to the Board of Directors of the Issuer dated December 9, 2002

   Exhibit 99 -B: September 23, 2002 Interview from the Wall Street Transcript




03366.0001 #370313